Exhibit 21

AMTECH SYSTEMS, INC. AND ITS SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction in which incorporated

Tempress Systems, Inc.	State of Texas

Tempress Holdings B.V.	The Netherlands

Tempress Systems B.V.	The Netherlands

Tempress Manufacturing B.V.	The Netherlands

Tempress Engineering B.V.	The Netherlands

P.R. Hoffman Machine Products, Inc.	State of Arizona

Bruce Technologies, Inc.	State of Massachusetts

Bruce Technologies Europe GmbH	Federal Republic of Germany